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                            November 19, 2021

       Fady Boctor
       President and Chief Commercial Officer
       Petros Pharmaceuticals, Inc.
       1185 Avenue of the Americas, Suite 249
       New York, New York 10036

                                                        Re: Petros
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 12,
2021
                                                            File No. 333-261043

       Dear Mr. Boctor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Rick Werner